Free Writing Prospectus

Dated January 25, 2021

Filed Pursuant to Rule 433

Registration Statement No. 333-234695

Final Term Sheet

AMC Networks Inc.

$1,000,000,000 4.25% Senior Notes due 2029 (the “Notes”)

Issuer:	AMC Networks Inc. (the “Company”)

Aggregate Principal Amount:	$1,000,000,000

Title of Securities:	4.25% Senior Notes due 2029

Final Maturity:	February 15, 2029

Coupon:	4.25%

Issue Price:	100.000% of principal amount

Yield to Maturity:	4.250%

Interest Payment Dates:	Semi-annually on each February 15 and August 15, beginning August 15, 2021

Proceeds to Issuer (Before Expenses):	$ 984,500,000 (98.45%)

Optional Redemption:	On or after February 15, 2024, the Company may redeem Notes, at its option, in whole or in part, at any time and from time to time, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, to the applicable redemption date, if redeemed during the twelve month period beginning on February 15 of the years indicated below:

Year	Percentage
2024	102.125%
2025	101.063%
2026 and thereafter	100.000%

Make-Whole Call:	At any time prior to February 15, 2024, the Company may redeem the Notes, at its option in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount thereof to be redeemed plus the “Applicable Premium” calculated as described in the preliminary prospectus supplement at the rate of T+50 basis points, and accrued and unpaid interest thereon, if any, to, but excluding, the redemption date.

Equity Claw:	At any time prior to February 15, 2024, the Company may redeem up to 35% of the aggregate principal amount of the Notes at a redemption price equal to 104.25% of the principal amount thereof, plus accrued and unpaid interest, if any, using the net proceeds of certain equity offerings.

Use of Proceeds:	The Company estimates that the net proceeds from this offering will be approximately $984,500,000, after deducting the underwriting discounts and commissions. The Company intends to use such proceeds to redeem (i) the remaining $400 million principal amount of the Company’s 4.75% senior notes due 2022 and (ii) $600 million principal amount of the Company’s 5.00% senior notes due 2024.

Settlement Date:	T+10; February 8, 2021

Underwriters:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

Mizuho Securities USA LLC

Truist Securities, Inc.

Wells Fargo Securities, LLC

BNP Paribas Securities Corp.

Fifth Third Securities, Inc.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

U.S. Bancorp Investments, Inc.

Barclays Capital Inc.

CUSIP/ISIN:	00164VAF0 / US00164VAF04

It is expected that delivery of the Notes will be made to investors on or about February 8, 2021, which will be the tenth business day following the date of pricing of the Notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade Notes prior to February 8, 2021 will be required, by virtue of the fact that the Notes initially settle in T+10, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus (or, if available, the prospectus supplement) if you request it by calling J.P. Morgan Securities LLC collect at 1-212-834-4533.

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